ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM
Kathleen M. Nichols T +1 617 854 2418 F +1 617 951 7050 Kathleen.Nichols@ropesgray.com

November 30, 2020

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Christina DiAngelo Fettig

Re:	Impact Shares Trust I (Registration Nos. 811-23312 and 333-221764) Response to Comments Regarding Financial Statement Review

Dear Ms. Fettig:

This letter responds to comments provided by the Staff of the U.S. Securities and Exchange Commission (“Staff”) on November 9, 2020 with respect to the Sarbanes-Oxley Review of the Form N-CSR filing for the fiscal year ended June 30, 2020 and where applicable, Form N-CEN and Form 40-17g filings of Impact Shares Trust I (the “Trust” or the “Registrant,” and each of its series, a “Fund,” and together, the “Funds”). We respectfully submit this comment response letter on behalf of the Registrant and have, for your convenience, summarized the Staff’s comments, followed by the Registrant’s responses, in the main body of text below.

Form N-CEN

1.

Comment: The Form N-CEN filed by the Registrant on September 14, 2020 (SEC Accession No. 0001752724-20-182647) (the “N-CEN”) includes as an attachment an independent public accountant’s report on internal control which states that it is “intended solely for the information and use of management and the audit committee and is not intended to be and should not be used by anyone other than these specified parties.” Please file an amended N-CEN filing to include an internal control report that is intended for the U.S. Securities and Exchange Commission.

Response: The Registrant will file an amended N-CEN to include the correct internal control report.

2.

Comment: In response to Item C.4 of the N-CEN, the Registrant responded that no Fund seeks to operate as a “non-diversified company” as such term is defined in Section (b)(2) of the Investment Company Act of 1940, as amended (the “1940 Act”). The Staff notes that the Trust’s registration statement on Form N-1A filed on October 20, 2020 (SEC Accession No. 0001193125-20-272880) (the “Registration Statement”) states that each Fund is non-diversified as such term is defined in the 1940 Act. Please confirm and update the N-CEN or Registration Statement, as applicable.

Response: The Trust confirms that each Fund is currently sub-classified as non-diversified and will update its response to this item in an amended N-CEN filing.

3.

Comment: In response to the series of questions regarding expense limitation arrangements located at Item C.8 of the N-CEN, the Registrant responded that none of the Funds had an expense limitation arrangement during the reporting period. The Staff notes that the Statements of Assets and Liabilities for the Funds included in the Trust’s filing on Form N-CSR on September 4, 2020 (SEC Accession No. 0001193125-20-240040) (the “Annual Report”) indicates that there were expense limitation arrangements and waivers in place for the Funds. Please update in an amended N-CEN filing to reflect the waiver arrangements for the Funds.

Response: The Trust confirms that each Fund was subject to an expense limitation agreement during the reporting period of the N-CEN and will update its response to this item in an amended N-CEN filing.

4.

Comment: In response to Item B.15 of the N-CEN, the Registrant responded that it did not rely on any orders from the Commission granting an exemption from one or more provisions of the 1940 Act, the Securities Exchange Act of 1934 or the Securities Act of 1933. Please confirm and update the N-CEN to reflect the reliance of the Trust on any such relief.

Response: The Trust confirms that it currently relies on an exemptive order from the Commission issued on July 17, 2018 (Investment Company Act Release No. 33134; 812-14846) to operate each Fund as an exchange-traded fund and will update its response to this item in an amended N-CEN filing.

Form N-CSR

5.

Comment: The Staff notes that performance as presented in the Annual Report and the Registration Statement compares each Fund’s performance to its underlying index (e.g. the Morningstar Women’s Empowerment Index with respect to the Morningstar Women’s Empowerment Index). Please explain how each Fund’s underlying index is considered an appropriate broad-based securities market index as defined in Instruction 5 to Item 27(b) (7) of Form N-1A.

Response: Each Fund seeks investment results that, before fees and expenses, track the performance of its respective underlying index. The underlying index for each Fund is constructed through a rules-based methodology to select companies from a “Parent Index” using certain social criteria identified by the Fund’s relevant partner nonprofit. The underlying index is constructed by the index provider using an optimized weighting methodology to maintain an underlying index that exhibits risk and return characteristics similar to those of the Parent Index. The Parent Index is a broad-based securities market index as such term is defined in Form N-1A. In addition to the underlying index, the Registrant compares Fund performance to the Fund’s relevant Parent Index in the Management Discussion of Fund Performance in the Annual Report. Going forward, the Registrant will include each Fund’s Parent Index as such Fund’s primary benchmark for comparisons of Fund performance in the next regularly scheduled update of the Registrant’s registration statement and future shareholder reports.

6.

Comment: In reference to the Statements of Assets and Liabilities for the Trust included in the Annual Report, the Staff noted that the amounts for each Fund listed under “Receivable for Expense Reimbursement” reflect all amounts due to the custodian and for Trustee fees. Please confirm that all such amounts have since been settled and that all future expense reimbursements will be settled at least as frequently as management fees are paid.

Response: The Registrant confirms that all amounts due to the Funds’ Trustees will be paid no later than December 31, 2020 and all future reimbursements to the Funds’ Trustees will be settled at least as frequently as management fees are paid. The Adviser is currently working with the custodian to ensure amounts outstanding are paid in full as soon as reasonably practicable.

7.

Comment: In reference to the Statements of Assets and Liabilities for the Trust included in the Annual Report, please explain the composition of amounts listed under “Interest Receivable” for each Fund.

Response: The amounts listed under “Interest Receivable” for each Fund consist of cash distributions received from short term investments, which are separately categorized on the schedule of investments for each Fund. Because short term investments consist primarily of investments in funds holding short term debt instruments, the Trust has categorized cash distributions from the investments as interest, although these are properly characterized as dividends receivable. The Trust will clarify the presentation of cash distributions received from short term investments in future shareholder reports.

8.

Comment: In reference to Note 2 to the Financial Statements of the Annual Report, please disclose whether any creation unit and/or transaction fees are retained by the Funds. If any such fees are retained, please disclose the accounting policy for these fees.

Response: The Registrant confirms that no creation unit and/or transaction fees are retained by the Funds. All creation unit and/or transaction fees received by a Fund are paid to such Fund’s custodian, Bank of New York Mellon.

9.

Comment: The Staff noted the undertaking in response to Part C, Item 35 of the Trust’s registration statement excerpted below. Please confirm if there is also an undertaking to file an amendment to the Trust’s registration statement reflecting initial capital received.

The Trust hereby undertakes, as a condition to the effectiveness of the registration of its securities under the Securities Act of 1933 and pursuant to Section 14(a)(3) of the 1940 Act that it will not accept any commitments to purchase shares unless and until it has firm agreements in place with not more than 25 responsible persons to purchase securities of the Trust for an aggregate net amount equal to at least $100,000 and (i) such aggregate amount will be paid to the Trust prior to accepting any commitments to purchase shares from persons in excess of 25 and (ii) any such amounts paid to the Trust, including any sales load, will be refunded in full to a shareholder upon demand in the event net proceeds received by the Trust do not result in the Trust having a net worth of at least $100,000 within 90 days of the effectiveness of such registration.

Response: The Registrant is not aware of an undertaking to file an amendment to its registration statement to reflect initial capital received.

10.

Comment: Note 3 to the Financial Statements in the Annual Report states that the Adviser receives a fee at an annual rate of 0.75% of the “average daily net assets” of the Funds. The Staff noted that the Registration Statement states that the Adviser’s fee is based on the “average daily managed assets” of the Funds. Please confirm the assets subject to the Adviser’s fees and update the Fund’s filings going forward.

Response: The Trust confirms that each Fund is subject to a unitary advisory fee that is based on the Fund’s “average daily managed assets.” “Average daily managed Assets” of a Fund means the average daily value of the total assets of such Fund, less all accrued liabilities of such Fund (other than the aggregate amount of any outstanding borrowings constituting financial leverage). None of the Funds currently has any borrowings constituting financial leverage. The Trust will correct the reference to “average daily net assets” with respect to the Adviser’s fee in future shareholder report filings.

11.	Comment: In light of the unitary fee in place for the Funds, please describe if the Adviser is current in all payments to the Funds’ service providers.

Response: The Adviser currently has amounts outstanding with respect to the Funds’ custodian, administrator, distributor and legal counsel. The Adviser is currently working with these service providers to ensure amounts are paid in full as soon as reasonably practicable.

12.

Comment: The Staff noted differing disclosure as to the expense limitation agreement in place for the Funds between the Registration Statement and Annual Report. Please update the footnotes to the fee table in the Funds Registration Statement to reflect the expense limitation agreement filed as an exhibit to the Registration Statement.

Response: At the next regularly scheduled update to the Trust’s registration statement, the Registrant will revise the footnotes to each Fund’s fee table to clarify the expense limitation arrangement in place for the Fund.

13.

Comment: In future annual shareholder report filings, please add a bolded heading in the Board of Trustees table to differentiate the Interested Trustee from the Independent Trustees similar to the approach used in the Registration Statement.

Response: The Registrant will update the Board of Trustees table to add the requested heading in future annual reports.

14.	Comment: In the section of the Annual Report titled Disclosure of Fund Expenses, please revise the following sentence to reflect the specific exclusions of the Funds’ unitary fee.

In addition to the Advisory fee, a shareholder may pay brokerage expenses, taxes, interest, litigation expenses and other extraordinary expenses (including acquired fund fees and expenses), if any.

Response: In future shareholder reports, the Registrant will revise the referenced sentence as follows:

In addition to the Advisory fee, a shareholder may pay fees under the Fund’s Rule 12b-1 plan, brokerage ~~expenses, taxes~~commissions and other transaction costs, taxes, dividend expenses on short sales, interest, litigation expenses and other extraordinary expenses (including acquired fund fees and expenses), if any.

15.	Comment: In reference to the response provided to Item 4C of the Annual Report, please disclose the nature of the services related to any tax fees disclosed in future filings.

Response: The Registrant will disclose the nature of the services related to any tax fees disclosed in future filings on Form N-CSR.

16.

Comment: Please confirm the Trust’s responses provided to Item 4E under Principal Accountant Fees and Services of the Annual Report regarding the percentage of fees billed applicable to non-audit services approved pursuant to the “de minimis” exception of Rule 2-01(c)(7)(i)(c).

Response: The Registrant confirms that the $15,000 in tax fees for 2020 listed in response to Item 4(e)(2) of the Annual Report were incorrectly listed as having been approved pursuant to the “de minimis” exception of Rule 2-01. The Registrant confirms that these fees were pre-approved by the Audit Committee at its meeting on May 12, 2020.

Fidelity Bond Filing (40-17G)

17.

Comment: The Staff requests that the Registrant file an amendment to its Rule 17g-1(g) filing to include (i) a copy of the resolution of the Board of Trustees approving the form and amount of the bond; and (ii) a statement as to the period for which premiums have been paid.

Response: The Registrant will file an amended Form 40-17G on behalf of the Funds to include the referenced items.

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We believe that this submission fully responds to your comments. Should you have any further questions or comments, please do not hesitate to contact me at (617) 854-2418.

Very truly yours,

/s/ Kathleen M. Nichols

Kathleen M. Nichols

cc:	Ethan Powell

Donald J. Guiney, Esq.

Brian McCabe, Esq.